EXHIBIT 99.1

[KENSICO CAPITAL LETTERHEAD]

April 7, 2003

DELIVERED VIA FEDERAL EXPRESS

Dr. Lawrence R. Greenwood

Board of Directors

Intergraph Corporation

290 Dunlop Boulevard

IW2003

Huntsville, AL 35894

Dear Dr. Greenwood:

It was a pleasure meeting with the Intergraph Board of Directors recently. We appreciate the Directors’ time spent listening to our concerns about the future direction of Intergraph Corporation. As mentioned previously, Kensico Capital Management is the largest shareholder of Intergraph Corporation, with approximately 7.75% of the outstanding shares. As such, we believe it is crucial that we reiterate to you both our concerns and our desires regarding Intergraph’s future direction. In light of the existing search for a new Chief Executive Officer, it is crucial to send this message now.

It is obvious that the Company is grossly overcapitalized, with $450 million of net cash available, or more than $9.00 per share. This amount does not include the potential $100 million payment from Intel pending the resolution of its appeal to the Federal Circuit Court of Appeals. In addition, there is the possibility that future litigation efforts result in significant cash inflows to the Company. The business segments certainly do not require such sums, as the Company operated with less than $120 million of net cash on its balance sheet each year prior to 2002. In addition, the Company’s operations are stronger today than at any time in the last decade.

While we believe the operations are better run today than in previous years, the Company has not generated consistent profitability or growth in revenue and operating income. Until these occur, we believe the Company should only consider small acquisitions that are complimentary to the existing businesses and do not require large amounts of capital. The best use of Intergraph’s excess cash is to return it to the owners – the shareholders.

As we have also discussed, we are dismayed about the lack of equity ownership by certain Directors. You and Messrs. Lee, Moquin and Cardin have collectively received more than $210,000 in cash compensation from the Company. According to the proxy statement filed April 2, 2003, the four of you directly own only 1,400, 3,000, 2,000 and 0 shares, respectively. Frankly, we find this unacceptable. It is only through direct share ownership, paid for with personal funds, that Directors will align their interests with the interests of shareholders. We believe Directors should show their faith in the Company’s future by buying significant amounts of equity, or the Board should consider whether changes in its composition need to be made to address this issue.

We look forward to hearing from you concerning these matters.

Sincerely,

/s/ MICHAEL LOWENSTEIN	/s/ THOMAS J. COLEMAN
Michael Lowenstein	Thomas J. Coleman

cc:	Richard W. Cardin

Linda L. Green

Larry J. Laster

Thomas J. Lee

Sidney L. McDonald

Joseph C. Moquin

James F. Taylor, Jr.